Exhibit 4.17

SERVICE AGREEMENT

between

GPC Biotech AG

Fraunhoferstrasse. 20

82152 Martinsried Planegg

(hereinafter “Company”)

and

Dr. Bernd Robert Seizinger

Fraunhoferstrasse. 20

82152 Martinsried

(hereinafter “Chief Executive Officer”)

§ 1

Responsibilities

1.	Through the resolution adopted by the Supervisory Board on February 5, 2007, the Chief Executive Officer was appointed as member of the Management Board of the Company and as its chairman (CEO) for an additional period of five years, effective March 1, 2007.

2.	In conjunction with the other appointed members of the Management Board, the Chief Executive Officer shall conduct the affairs of the Company with the due care and diligence of a prudent and conscientious business manager in accordance with applicable law, the Articles of Incorporation, the Rules of Internal Procedure for the Management Board as issued by the Supervisory Board, a plan for the allocation of duties, and this Agreement. In particular, the Chief Executive Officer shall comply with the instructions of the Supervisory Board.

3.	The Chief Executive Officer shall always act exclusively for the good of the Company and of any enterprises which may be affiliated with it in the future and shall, to be best of his ability, support and promote its interests and objectives, in particular the enhancement of the Company’s shareholder value.

4.	Other responsibilities as described specifically in the appendix are incumbent upon the Chief Executive Officer.

5.	Upon request of the Supervisory Board, the Chief Executive Officer is obligated to assume supervisory board mandates or a seat in similar supervisory bodies in other companies that are affiliated with the Company as well as managerial functions at subsidiaries or enterprises affiliated with the Company. He shall immediately resign from such positions upon request by the Supervisory Board, but no later than upon the termination of his appointment as Chief Executive Officer.

§ 2

Term of Contract

1.	This Agreement commences on March 1, 2007. It is entered into for a fixed term of 5 years running to March 1, 2012. The right to termination for cause (§ 12) remains unaffected.

2.	No later than twelve months prior to the expiration of this Agreement, the chairman of the Supervisory Board shall inform the Chief Executive Officer whether the Supervisory Board intends to reappoint the Chief Executive Officer as chief executive officer and whether it is prepared to extend this Service Agreement with him in keeping with the term of the reappointment or to enter into a new service contract subject to different terms and conditions. Thereafter, the Chief Executive Officer and the chairman of the Supervisory Board shall reach an agreement on a service contract acceptable to both sides within 3 months.

3.	If the Supervisory Board resolves not to appoint the Chief Executive Officer to a new term in office and has accordingly not made the Chief Executive Officer an offer for the extension of contract under comparable terms and conditions by March 1, 2011, then the Chief Executive Officer is entitled to demand his release, effective September 1, 2011, from all service obligations with continued payment of his compensation. Irrespective thereof, this Agreement shall remain in force until March 1, 2012.

4.	In addition, the Chief Executive Officer shall be paid a one-time settlement in the amount of 200% (two hundred percent) of the sum of the last annual salary and the average of the last two annual bonuses received. This amount shall be paid out on March 1, 2012.

5.	Moreover, all options, convertible bonds, phantom stock, and all rights that carry an entitlement to acquire stock in the Company that have been issued to the Chief Executive Officer up to that time shall vest (“accelerated vesting”). In addition, the Chief Executive Officer shall receive an extension of the period within which stock options, convertible bonds, phantom stock, and all other rights that carry an entitlement to acquire stock in the Company must be exercised, for 3 years following the end of the term of contract (i.e. extended to March 1, 2015).

§ 3

Remuneration

1.	The Chief Executive Officer shall receive for his activity a gross annual salary (base salary) in the amount of

€ 286,645 (two hundred eighty-six thousand six hundred forty-five EUROS)

plus

$267,270 (two hundred sixty-seven thousand two hundred seventy US Dollars),

payable in 12 equal monthly installments.

The annual salary shall be reviewed by the Supervisory Board annually with regard to a possible increase. The next annual review for a possible increase in the gross salary is planned for Q3, 2007. An adjustment of the German share (in EUR) relative to the U.S. share (in U.S. $) of the Chief Executive Officer’s gross salary is possible at any time with the approval of the Supervisory Board, so as to reflect a possible change in the relative amount of time spent by the Chief Executive Officer working for the Company in Germany relative to the USA.

2.	Moreover, the Chief Executive Officer shall continue to receive support for maintaining double households (“double-household allowance”) with respect to the second residence in the USA in the amount of US $4,500 (four thousand five hundred US Dollars) per month, which shall be paid out in the USA. This amount shall also be reviewed by the Supervisory Board on an annual basis with regard to a possible increase.

3.	In addition to the remuneration specified in Paragraphs 1 and 2, the Chief Executive Officer shall receive special remuneration to be decided by the Supervisory Board within the meaning of § 86 AktG (German Stock Corporation Act) as additional performance-based compensation (“performance cash bonus”). This “performance cash bonus” shall - if the Chief Executive Officer performs - be in keeping with the standards of his position and field. However, whether this remuneration will be granted and the amount thereof are at the sole discretion of the Supervisory Board.

4.	In addition to the remuneration defined in Paragraphs 1 through 3, and in addition to the “performance” stock options and/or convertible bonds to be decided by the Supervisory Board on an annual basis, the Chief Executive Officer shall, at the earliest possible time following the signing of this Agreement, receive as part of his remuneration a one-time amount of 495,000 convertible bonds with a conversion price corresponding to the average of the prices of the GPC Biotech stock in the XETRA closing auction on the five days prior to the issue date of the stock options to the Chief Executive Officer. This presupposes that the new “conditional capital” necessary therefor has been created by the GPC Biotech 2007 General Meeting of Shareholders. If the General Meeting of Shareholders 2007 does not authorize new convertible bonds, the Chief Executive Officer shall receive 300,000 stock options instead. This presupposes that the new “conditional capital” necessary therefor has been created by the GPC Biotech 2007 General Meeting of Shareholders. The conversion privilege of the convertible bonds (or stock options) shall be exercised in accordance with the applicable terms and conditions for convertible bonds (or stock options). In this regard, the options are subject to a special call right (“vesting”) staggered in annual tranches not to exceed 4 years (i.e., “vesting” of 123,750 convertible bonds, or 75,000 stock options, per year).

5.	(a) In the event of a “Change of Control” (as hereinafter defined) all stock options, convertible bonds and all other equity-linked compensation subject to vesting that were granted to the Chief Executive Officer prior to the Change of Control will fully vest and become interminable (accelerated vesting). In addition, for a period of 5 years following a Change of Control or until the end of their terms, the Company will not use its right to terminate contained in the terms and conditions of the aforementioned stock options, convertible bond or phantom stock or any other rights. In the case of lit. (i) and lit. (ii) below the triggering of a notification obligation or, if no notification obligation is triggered, the acquisition of such voting rights and in case of lit. (iii) to lit (vii) below the respective measure becoming legally effective).

“Change of Control” means the occurrence of any of the following events: (i) the Company is notified by a third party that such party has acquired 50% or more of the voting rights in the Company pursuant to Sec. 21 (1) 1 German Securities Trading Act (Wertpapierhandelsgesetz, WpHG); (ii) a third party (alone or together with voting rights attributed to it pursuant to Sec. 22 WpHG) acquires voting rights in the Company in an amount that would have represented more than 50% of the present registered share capital at the last annual general meeting of the Company; (iii) an enterprise agreement (Unternehmensvertrag) pursuant to Sec. 291 et seq. German Stock Corporation Act (Aktiengesetz, AktG) is concluded with the Company as the controlled enterprise (abhängiges Unternehmen); (iv) the Company is integrated pursuant to Sec. 319 AktG (merged into another company where the other company is the surviving entity); (v) the Company is converted into a different legal form (except for the conversion into a Societas Europaea with a two-tier board system) pursuant to Sec. 190 et seq. German Reorganisation Act (Umwandlungsgesetz, UmwG); (vi) the Company is merged with another legal entity pursuant to Sec. 2 et seq. UmwG, if the Company is a transferring entity (übertragender Rechtsträger); or (vii) due to other measures pursuant to the UmwG, if shareholders of the Company end up holding less than 50% of the voting rights in the Company after the execution of such measure.

(b) All other obligations of the Company vis-à-vis the Chief Executive Officer arising from this Agreement are not affected by such a take-over. The other conditions of stock options, convertible bonds or phantom stock or any other equity-linked compensation remain unchanged.

(c) If (x) this Service Agreement terminates as a result of the Change of Control, (y) the Company should terminate this Service Agreement within 24 months after the Change of Control or (z) within the same time period, the Chief Executive Officer terminates the Service Agreement as a result of one of the following reasons:

(i)	reduction of Executive’s base salary and/or bonus target;

(ii)	loss of the position of Chief Executive Officer or assignment of inappropriate responsibilities (Material Diminuition); or

(iii)	reassignment of the Chief Executive Officer’s primary place of employment to a location more than 50 kilometers distant from Chief Executive Officer’s primary place of employment at the time of the Change of Control (currently Fraunhoferstr. 20, 82152 Martinsried/Planegg or 101 College Road East, Princeton, NJ 08540);

then, the Chief Executive Officer will be paid within thirty (30) days of the last day of employment a one-time payment. This payment shall equal 300% (three hundred percent) of the sum of

(x)	the annual salary at the time of the Change of Control or at a later time, in case the annual salary was increased; and

(y)	the average of the annual bonus payments received in the last two years until the Change of Control. If the Chief Executive Officer has not received two annual bonus payments, the last bonus payment shall be used as the basis for the calculation.

The payment the Chief Executive Officer is entitled to receive in accordance with this § 3 Paragraph 5 shall not be paid (i) if the Company and the Chief Executive Officer have agreed upon a higher severance payment and (ii) if the compensation the Chief Executive Officer is entitled to receive in accordance with § 3 Paragraph 1 -4 are higher. It is acknowledged for clarification purposes that the provisions shall not apply cumulatively.

6.	The entirety of the Chief Executive Officer’s claim arising from his activity shall be deemed settled by the remuneration pursuant to the preceding paragraphs.

§ 4

Other Benefits

1.	The Company is obligated to reimburse the Chief Executive Officer - where applicable, in accordance with the Internal Guidelines of the Company - for necessary and reasonable expenses, including travel and entertainment costs. The expenses shall in each case be documented in accordance with tax law, unless flat-rate amounts permitted under tax law are settled.

2.	The Company shall insure the Chief Executive Officer against accidental death in an amount of EUR 2 million and against disability in an amount of EUR 3 million.

3.	The Company agrees to maintain an acceptable D&O insurance policy during the contract term. As of February 1, 2007, the insurance coverage is $ 40 million plus Side A coverage in an amount of $ 10 million.

§ 5

Vacation

1.	The Chief Executive Officer is entitled to an annual vacation of 30 working days.

2.	The schedule shall be decided in coordination with the Company, taking into account the business interests of the Company.

3.	If the Chief Executive Officer is unable to use some or all of his vacation time by year’s end, owing to business or personal reasons, he remains entitled to said vacation time until June 30 of the subsequent year. If some or part of the vacation time cannot be used by that date owing to business reasons, the vacation claim lapses. There is no entitlement to compensation for unused vacation time.

4.	If some or all of the vacation time cannot be granted owing to termination of the employment relationship, a corresponding settlement shall be paid to the Chief Executive Officer.

§ 6

Remuneration During Illness

1.	In the event of illness, monthly remuneration in the amount of 100% of the monthly remuneration pursuant to § 3, Paragraphs 1 and 2 shall continue to be paid for a period of 6 months. The continued payment of emoluments shall not extend beyond the termination of this Service Agreement.

2.	Any payments made by third parties, such as those resulting from liability claims or health insurance coverage, shall be credited to payments paid by the Company insofar as the total of such payments and the payments by the Company exceeds the net emoluments that the Chief Executive Officer would receive pursuant to § 3 if he were not unable to work.

§ 7

Duties and Secondary Activity

1.	The Chief Executive Officer shall devote his entire working capacity and all of his knowledge, experience, and know-how to the service of the Company. The Chief Executive Officer is free to set his own working hours, which shall be in keeping with his responsibilities and amount to at least 40 hours per week.

2.	The assumption of offices in supervisory bodies of other enterprises or of honorary positions in organizations requires prior written approval by the Supervisory Board.

§ 8

Business and Trade Secrets

The Chief Executive Officer is obligated to maintain full confidentiality toward third parties with regard to all business and trade secrets, and to do so beyond the end of the contractual relationship. Any transfer of confidential information to unauthorized third parties requires prior written approval by the Supervisory Board.

§ 9

Rights From Inventions and

Suggestions for Technical Improvements

1.	The Chief Executive Officer is obligated to provide prompt written notice to the Company of any invention made by him during the working relationship that has arisen from his activity for the Company or that is substantially based on the experience or work of the Company (§ 4 ArbNErfG (Employee Invention Act)).

2.	The Company is entitled within a period of 4 (four) months following the notice to lay claim to the invention through a written statement provided to the Chief Executive Officer. The invention and all rights thereto both domestically and abroad pass to the Company upon receipt of the statement.

3.	If the Company does not lay claim to the invention within 4 (four) months, the Chief Executive Officer is entitled to freely dispose over it.

4.	A Chief Executive Officer who has made a free invention (§ 4 ArbNErfG) during the working relationship must promptly inform the Company thereof in writing. Before the Chief Executive Officer exploits a free invention elsewhere during the term of the employment relationship, he must first offer the Company a nonexclusive right to use the invention under reasonable terms and conditions if the invention falls within the existing or agreed working field of the Company’s operations at the time of the offer.

The Company’s privilege expires if the Company fails to accept the free invention within 3 (three) months.

5.	The Company holds exclusive rights to inventions or technical improvements which the Chief Executive Officer has made or devised during his activity for the Company or in connection with his activity for the Company or on the basis of work for the Company. The Chief Executive Officer assigns all such rights to the Company, and the Company hereby accepts said assignment.

6.	The provisions of the Employee Invention Act, and in particular the provisions concerning remuneration pursuant to §§ 9 ff. ArbNErfG, are otherwise inapplicable.

§ 10

Restraint of Competition

The Chief Executive Officer is prohibited for the duration of this Agreement from working for his own account or that of another, and on an employee- or independent contractor basis, for an enterprise that is similar to the Company or that is or could become a competitor of it. Likewise, for the duration of this Agreement the Chief Executive Officer is not permitted to found or acquire such an enterprise, to acquire a direct or indirect interest therein, or to provide support for such an enterprise. Ownership of shares in a listed company that amounts to less than 5% of all shares and does not entitle him to exercise influence over the bodies of the respective company shall not be deemed an interest within the meaning of the preceding provision.

§ 11

Contractual Penalty

1.	For each instance of contravention of the restraint of competition within the meaning of §10 or of the confidentiality obligation pursuant to § 8, the Chief Executive Officer shall pay a contractual penalty in an amount corresponding to the average monthly remuneration received over the 12 months preceding his departure pursuant to § 3, Paragraph 1 of this Agreement.

2.	In the event of an ongoing breach, the contractual penalty pursuant to Paragraph 1 [of this Section 11] is imposed anew for each started month.

3.	Other claims by the Company arising from contravention of the restraint of competition or of the confidentiality obligation are unaffected by the preceding provisions.

§ 12

Termination

1.	The termination of this Agreement for cause remains unaffected for both parties; the following in particular are considered cause for termination by the Company:

a)	Violation of the substantive provisions of this Agreement or of the restrictions imposed on him in the internal relationship by provisions of law, the Articles of Incorporation, the Management Board Rules of Internal Procedure, or instructions issued by the Supervisory Board;

b)	Fault upon conclusion of contract, in particular deception concerning another service or employment relationship that simultaneously entails obligations, especially in the case of conflict of interest;

c)	Persistent and willful breach of work duties, especially through refusal or faulty performance of the responsibilities assumed for the Company pursuant to § 1, Paragraph 4;

d)	Breaches of the duty of loyalty toward the Company, toward any enterprises affiliated with it in the future, toward its bodies or employees, or toward business partners of the Company or of any enterprises affiliated with it in the future, in particular through violation of the ban on secondary activity (§ 7), the confidentiality obligation (§ 8), and/or the restraint of competition (§ 10);

e)	Other breaches of duty through willful nonobservance of qualified instructions or the deliberate provision of incomplete information to a body of the Company or to a competent committee;

f)	Uncontested or proven criminal acts by the Chief Executive Officer, especially crimes against property;

g)	Defamation of members of bodies or of executive employees, in particular through calumny or slander;

2.	Notice of termination shall be provided by registered letter.

3.	In the event of termination for cause pursuant to Paragraph 1, Subparagraph c, the Chief Executive Officer shall receive the monthly remuneration pursuant to § 3, Paragraph 1 and 2 until he assumes a comparable activity in keeping with his educational background, but for no longer than until the end of the five-year term of contract.

4.	In each case of termination, the Company may, at its own discretion, and independently of the effectiveness of the termination and with reservation of its other rights, release the Chief Executive Officer from his activity for the Company or entrust him with other responsibilities that may be regarded as appropriate with respect to the professional qualifications of the Chief Executive Officer.

§ 13

Surrender of Documents

1.	Upon the termination of this Agreement - or, in the case of earlier release, at the time of release - the Chief Executive Officer is obligated to return to the Company, promptly and unsolicited, all documents, drawings, and other materials connected with his activity for the Company or relating to affairs of the Company. The Chief Executive Officer is not entitled to exercise a right of retention to such articles.

2.	The Chief Executive Officer’s duty to surrender also extends to other articles belonging to the Company, such as keys and supplies.

§ 14

Concluding Provisions

1.	Contractual amendments or additions must be in writing and require the approval of the Supervisory Board; this also applies to the preceding subsentence.

2.	Should individual provisions of this Agreement be or void, the validity of the remaining provisions herein shall not be affected. The void provision shall be replaced by a provision that comes as close as possible to the economic purpose aspired to. The same situation applies to any gaps in the Agreement.

3.	This Service Agreement is governed by the laws of Germany. The exclusive venue, insofar as it is permissible, is Munich (Regional Court I).

Martinsried, March 1, 2007

/s/ Prof. Dr. Jürgen Drews	/s/ Prof. Dr. Bernd R. Seizinger
Prof. Dr. Jürgen Drews Chairman of the Supervisory Board GPC Biotech AG	Prof. Dr. Bernd R. Seizinger

Appendix

Appendix:

•	Pursuit of an overall objective with respect to the further development of the Company and implementation of the corporate policy approved by the Supervisory Board.

•	Development of a strategic plan for the Company in which the scientific, organizational, financial, and economic objectives in particular are defined.

•	Support for implementation of the strategic plan approved by the Supervisory Board.

•	Development and implementation of internal research programs for the Company for the purpose of expanding its technology and research projects.

•	Best efforts with regard to entering into research and licensing agreements under generally accepted market terms, which in each instance support the Company’s leading role in the industry.

•

Best efforts with regard to developing, entering into, and executing new collaborations with other companies in the field of life sciences, pharmaceuticals, and biotechnology. An essential element of execution is the achievement of agreed project goals (e.g., milestones, research commitments, etc.)

•	Effective leadership and/or cooperation with the founders of the Company, its bodies, and its project heads.

•	Hiring and maintenance of qualified personnel for the Company with above-average scientific and technical abilities and leadership qualities.

•

Development and promotion of the corporate culture on all employee and executive levels of the Company for the purpose of maximizing personnel commitment. This should be reflected in the employee evaluation system established by the Company.

•	Drafting and implementation of long-term remuneration programs for the purpose of promoting and achieving the Company’s strategic goals.

•	Use of the expertise of the members of the Company’s Supervisory Board, Management Board, and executive personnel, and of its scientific consultants.

•	Review of the composition and, if necessary, restructuring or expansion of the team of scientific consultants with respect to the ongoing development of the Company.

•

Regular review, expansion, and maintenance of the Company’s industrial property rights, especially with regard to its own patents, trademarks, expertise, and other registerable rights, and with regard to the licensing or other use of the outside industrial property rights.

•	Promotion of the reputation and of the economic development of the Company through an appropriate approach to the press and as part of other public relations work.

•	Regular support for and maintenance of relations with other nonaffiliated companies, especially with suppliers, government authorities, and institutions.

•	Active and regular support for and maintenance of relations with investors, shareholders, and banks.

•	As needed, search for attractive investments through so-called blue chip funds for the Company’s future financing activities.